UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8–K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): November 14, 2008 (November 13, 2008)

CRIMSON EXPLORATION INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-21644	20-3037840
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

717 Texas Ave., Suite 2900, Houston Texas 77002
(Address of Principal Executive Offices)

(713) 236-7400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On November 13, 2008, Crimson Exploration Inc. issued a press release announcing financial results for the third quarter September 30, 2008. The press release is included in this report as Exhibit 99.1

The information contained in Exhibit 99.1 is incorporated herein by reference. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   **Financial Statements and Exhibits.**

    (d)   Exhibits

Exhibit Number	Description
99.1	Press Release dated November 13, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

CRIMSON EXPLORATION INC.

Date: November 14, 2008   /s/ E. Joseph Grady
                                   E. Joseph Grady
                                   Senior Vice President and
                                   Chief Financial Officer

Exhibit Index

Exhibit Number	Description
99.1	Press Release dated November 13, 2008

Exhibit 99.1

Crimson Exploration Announces Third Quarter 2008 Financial Results

HOUSTON, November 13, 2008 (BUSINESS WIRE) -- Crimson Exploration Inc. (OTCBB:CXPO) today announced financial results for the third quarter 2008.

Highlights

- Record quarterly revenue of $53.8 million

- Record quarterly production of 5.0 Bcfe

- Daily production for the third quarter of 2008 averaged 54,126 Mcfed, up 8% over the 2007 quarter

Summary Financial Results – Third Quarter 2008

The Company reported income before income taxes for the third quarter of 2008 of $78.7 million, compared to income before income taxes of $9.9 million for the third quarter of 2007. Positively impacting the third quarter results for 2008 was an $88.9 million non-cash unrealized gain recorded to reflect the mark-to-market exposure on our commodity price and interest rate hedge instruments as required by SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". Negatively impacting the third quarter results for 2008 was a $25.8 million non-cash impairment expense related to our Madisonville Field. Recorded in the third quarter 2007 was a $0.6 million non-cash unrealized gain related to the mark-to-market exposure. Exclusive of the effects of the mark-to-market exposure, and the impairment expense, income before taxes for the third quarter of 2008 would have been $15.6 million, compared to income before taxes of $9.3 million in 2007. Net income for the third quarter of 2008 was $50.2 million compared to $6.2 million for the third quarter of 2007.

Net cash flow from operations for the third quarter of 2008, which consists of net cash provided by operating activities, adjusted for the period change in certain working capital and other cash flow items, was $96.9 million, a 111% increase over the $46.0 million reported for the 2007 quarter. The increase in cash flow was attributable to the South Texas properties acquired from Smith Production Inc. (the *"Smith Acquisition"*) in May 2008 and higher commodity prices, offset in part by increased interest expense and general and administrative costs related to the increase in debt and infrastructure growth.

Revenues for the third quarter of 2008 were $53.8 million, a 42% increase compared to revenue of $38.0 million in the prior year quarter. The increase in revenues was attributable to new production from the Smith Acquisition in May 2008 and higher oil and gas price realizations.

Production for the third quarter of 2008 was 5.0 Bcfe of natural gas equivalents, or 54,126 Mcfe per day, compared with production of 4.6 Bcfe, or 50,320 Mcfe per day, in the 2007 quarter. The increase in production for the quarter was attributable to the Smith Acquisition and to production increases resulting from our drilling program, offset by approximately 364,000 mcfe of deferred production related to shut-ins surrounding Hurricanes Gustav and Ike and the shut-in during the quarter of two wells in Liberty County due to sand encroachment that will be mitigated during the fourth quarter.

Average prices realized in the third quarter of 2008 (including the effects of realized gains/losses on our commodity price hedges) were $92.54 per barrel, $9.68 per Mcf, $63.49 per barrel and $10.67 per Mcfe for oil, natural gas, natural gas liquids and natural gas equivalents, respectively. For the third quarter of 2007, average prices realized were $66.47 per barrel, $7.60 per Mcf, $45.17 per barrel and $8.18 per Mcfe for oil, natural gas, natural gas liquids and natural gas equivalents, respectively.

Lease operating expenses for the third quarter of 2008 were $10.5 million compared to $6.6 million in the prior year quarter, an increase primarily due to the additional properties acquired from Smith Production, higher production taxes on higher prices and volumes, and increased expense workovers. On a per Mcfe produced basis, lease operating expenses were $2.10 per Mcfe for the third quarter 2008, compared to $1.42 per Mcfe for the third quarter 2007. Exploration expenses were $0.7 million for the third quarter of 2008 compared to $0.9 million for the prior year quarter. DD&A expense for the third quarter of 2008 was $13.0 million, or $2.61 per Mcfe, compared to $11.7 million, or $2.52 per Mcfe, in the prior year quarter. Included in our operational expenses for the third quarter of 2008 is a $25.8 million non-cash impairment expense related to our Madisonville Field in central Texas.

General and administrative expenses were $7.6 million in the third quarter of 2008, or $1.52 per Mcfe, compared to $3.8 million, or $0.82 per Mcfe, in the prior year quarter. The increase in total expense over the prior year was primarily due to higher infrastructure costs associated with the expansion of our technical and support teams after the STGC Acquisition and a $2.2 million accrual estimated for the nine month period ended September 30, pursuant to the final adoption of amendments to the annual bonus plan by the Board of Directors during the quarter.

Exclusive of non-cash stock compensation expense, cash general and administrative expenses were $1.24 per Mcfe for the third quarter of 2008 and $0.56 per Mcfe for the third quarter of 2007.

Other income was $83.0 million for the third quarter of 2008 compared to other expense of $5.7 million in the prior year quarter. The major change in these quarterly amounts was the non-cash unrealized gain of $88.9 million in 2008 related to the mark to market exposure on our derivative instruments, compared to a non-cash unrealized gain of $0.6 million in 2007.

Selected Financial and Operating Data

The following table reflects certain comparative financial and operating data for the three and nine month periods ended September 30, 2008 and 2007:

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2008	2007	%	2008	2007	%
Total Volumes Sold:						
Crude oil (barrels)	123,080	129,824	-5%	385,458	261,117	48%
Natural gas (Mcf)	3,494,392	3,196,683	9%	9,752,667	6,032,848	62%
Natural gas liquids (barrels)	124,460	108,969	14%	422,107	143,875	193%
Natural gas equivalents (Mcfe)	4,979,632	4,629,441	8%	14,598,057	8,462,800	72%
Daily Sales Volumes(Mcfe):	54,126	50,320	8%	53,278	30,999	72%
Daily Sales Volumes (Mcfe) by Area:						
LA Onshore	5,271	7,708	-32%	6,683	5,663	18%
TX Onshore	32,687	31,733	3%	29,992	19,964	50%
Colorado	589	703	-16%	927	688	35%
Other	43	31	39%	34	41	-17%
Non-Operated	15,536	10,145	53%	15,642	4,643	237%
Total Sales Volumes	54,126	50,320	8%	53,278	30,999	72%
Average field prices						
Oil	$ 120.88	$ 73.97	63%	$ 112.98	$ 67.38	68%
Gas	$ 10.32	$ 6.24	65%	$ 9.83	$ 6.84	44%
NGLs	$ 63.49	$ 45.17	41%	$ 58.49	$ 44.71	31%
Mcfe	$ 11.81	$ 7.45	59%	$ 11.24	$ 7.71	46%
Average realized sales price(after hedging):						
Oil	$ 92.54	$ 66.47	41%	$ 88.60	$ 64.21	38%
Gas	$ 9.68	$ 7.60	27%	$ 9.44	$ 7.59	24%
NGLs	$ 63.49	$ 45.17	41%	$ 58.49	$ 44.71	31%
Mcfe	$ 10.67	$ 8.18	30%	$ 10.34	$ 8.15	27%
Selected Costs ($ per Mcfe):						
Lease operating expenses	$ 2.10	$ 1.42	48%	$ 2.04	$ 1.61	27%
Depreciation and depletion expense	$ 2.61	$ 2.52	4%	$ 2.44	$ 2.44	0%
General and administrative expense	$ 1.52	$ 0.82	86%	$ 1.22	$ 1.04	18%
Interest	$ 1.11	$ 1.30	-14%	$ 1.09	$ 1.11	-2%
Net cash flow from operations	$ 30,457,654	$ 22,452,069	36%	$ 89,300,585	$ 39,533,476	126%
EBITDAX	$ 37,130,809	$ 28,838,220	29%	$ 108,575,588	$ 50,117,353	117%
Capital expenditures						
Property acquisition – proved	$ 4,357,236	$ (326,662)		$ 58,031,525	$ 226,548,676	
Property acquisition – unproved	—	—		—	28,584,129	
Exploratory	556,898	—		973,359	5,668,313	
Development	15,808,588	6,232,710		49,524,827	16,801,314	
Unproved Leases	21,856,695	7,337,880		31,656,397	9,815,973	
Other	128,784	510,362		422,570	1,295,353	
	$ 42,708,201	$ 13,754,290		$ 140,608,678	$ 288,713,758	

CRIMSON EXPLORATION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
OPERATING REVENUES				
Oil, gas and natural gas liquids sales	$ 53,117,543	$ 37,852,687	$ 150,912,081	$ 68,980,733
Operating overhead and other income	634,248	155,963	889,142	231,942
Total operating revenues	53,751,791	38,008,650	151,801,223	69,212,675
OPERATING EXPENSES				
Lease operating expenses	10,473,547	6,565,045	29,717,744	13,590,821
Exploration expenses	707,101	867,582	1,291,421	1,520,025
Depreciation, depletion and amortization	13,000,361	11,666,837	35,582,867	20,685,730
Impairment of oil and gas properties	25,798,755	—	25,798,755	—
Asset retirement obligations	496,923	131,970	1,032,705	315,521
General and administrative	7,591,344	3,786,110	17,819,461	8,771,256
Gain on sale of assets	—	(681,224)	(15,271,712)	(682,874)
Total operating expenses	58,068,031	22,336,320	95,971,241	44,200,479
INCOME(LOSS) FROM OPERATIONS	(4,316,240)	15,672,330	55,829,982	25,012,196
OTHER INCOME (EXPENSE)				
Interest expense	(5,540,319)	(6,001,759)	(15,871,096)	(9,425,199)
Other financing cost	(339,480)	(351,388)	(1,174,013)	(1,001,452)
Unrealized gain (loss) on derivative instruments	88,901,338	618,264	1,664,541	(258,576)
Total other income (expense)	83,021,539	(5,734,883)	(15,380,568)	(10,685,227)
INCOME BEFORE INCOME TAXES	78,705,299	9,937,447	40,449,414	14,326,969
INCOME TAX EXPENSE	(28,461,407)	(3,783,592)	(15,104,519)	(5,480,356)
NET INCOME	50,243,892	6,153,855	25,344,895	8,846,613
DIVIDENDS ON PREFERRED STOCK (Paid 2008 — $84,295; 2007 — $662,706)	(1,083,328)	(1,665,843)	(3,164,111)	(3,423,543)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 49,160,564	$ 4,488,012	$ 22,180,784	$ 5,423,070
NET INCOME PER SHARE				
BASIC	$ 9.19	$ 0.93	$ 4.25	$ 1.33
DILUTED	$ 4.87	$ 0.63	$ 2.46	$ 0.95
WEIGHTED AVERAGE SHARES OUTSTANDING				
BASIC	5,351,146	4,827,731	5,225,113	4,073,852
DILUTED	10,317,629	9,745,276	10,289,138	9,334,913

CRIMSON EXPLORATION INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2008		December 31, 2007
ASSETS			
Cash	$ 10,405,204	$	4,882,511
Current derivatives	1,932,459		198,708
Other current assets	29,857,767		31,400,346
Property and equipment, net	417,976,787		356,488,602
Non-current derivatives	2,167,796		—
Noncurrent assets	5,367,732		5,964,907
Total Assets	$ 467,707,745	$	398,935,074
LIABILITIES AND STOCKHOLDERS' EQUITY			
Other current liabilities	$ 62,357,712	$	46,175,286
Current derivatives	5,083,663		2,703,959
Other non-current liabilities	287,756,527		267,655,729
Non-current derivatives	12,604,321		12,747,019
Total stockholders' equity	99,905,522		69,653,081
Total Liabilities & Stockholders' Equity	$ 467,707,745	$	398,935,074

Non-GAAP Financial Measures

Crimson also presents earnings before interest, taxes, depreciation, amortization and exploration expenses ("EBITDAX") and net cash flow from operations, which consists of net cash, provided by operating activities plus the period change in certain working capital and other cash flow items. Exploration expenses include geological and geophysical costs, lease rental costs and dry hole costs expensed under the successful efforts method of accounting, but capitalized under the alternative full cost accounting rules. Management uses these measures to assess the company's ability to generate cash to fund operations, exploration and development activities. Management interprets trends in these measures in a similar manner as trends in operations, cash flow and liquidity. Neither EBITDAX, nor net cash flows from operations, should be considered as alternatives to net income (loss), income from operations or net cash provided by operational activities as defined by GAAP. The following is a reconciliation of net cash provided by operating activities to net cash flow from operations and EBITDAX:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Net cash provided by operating activities	$ 34,453,400	$ 38,303,478	$ 96,908,891	$ 45,997,639
Changes in working capital				
Accounts receivable	(10,030,326)	396,782	(1,986,366)	20,749,231
Prepaid expenses	170,080	159,502	201,562	247,071
Accounts payable and accrued expenses	5,864,500	(16,407,693)	(5,823,502)	(27,460,462)
Net cash flow from operations	30,457,654	22,452,069	89,300,585	39,533,479
Interest expense and other financing	5,616,937	6,039,129	16,211,553	9,606,827
Asset retirement obligation	519,515	—	1,007,562	23,652
Exploration expenses	707,101	867,582	1,291,421	1,520,025
Other	(170,398)	(520,560)	764,467	(566,630)
EBITDAX	$ 37,130,809	$ 28,838,220	$ 108,575,588	$ 50,117,353

The Company is providing the following guidance for the fourth quarter of 2008. Ranges for lease operating expenses, depletion and cash general and administrative expenses are based on the midpoint of production guidance.

Production	50,000 - 54,000 Mcfe per day
Lease operating expenses, including production taxes	$2.00 - $2.10 per Mcfe
Depletion, depreciation and amortization	$2.50 - $2.70 per Mcfe
Cash general and administrative costs	$0.95 - $1.15 per Mcfe

Teleconference Call

Crimson management will hold a conference call to discuss the information described in this press release on Monday, November 17, 2008 at 10:00 a.m. CST. Those interested in participating may do so by calling the following phone number: (800) 723-6575, (International (785) 830-1997) and entering the following participation code 2543544. A replay of the call will be available from Monday, November 17, 2008 at 1:00 p.m. CST through Monday, November 24, 2008 at 1:00 p.m. CST by dialing toll free (888) 203-1112, (International (719) 457-0820) and asking for replay ID code 2543544.

Crimson Exploration is an independent oil and gas company based in Houston, Texas, with producing assets primarily focused in South Texas, the Texas Gulf Coast and South Louisiana.

Additional information on Crimson Exploration Inc. is available on the Company's website at http://crimsonexploration.com.

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission ("SEC"). Such statements include those concerning Crimson's strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that Crimson expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions Crimson made based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Crimson's control. Statements regarding future production, revenue, costs and cash flow are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes and the potential lack of capital resources. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2007, for a further discussion of these risks.

SOURCE: Crimson Exploration Inc.

Crimson Exploration Inc., Houston
E. Joseph Grady, 713-236-7400